United States securities and exchange commission logo





                         November 28, 2023

       R. Andrew White
       Chief Executive Officer
       SEP Acquisition Corp.
       3737 Buffalo Speedway, Suite 1750
       Houston, Texas 77098

                                                        Re: SEP Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 3,
2023
                                                            File No. 333-274653

       Dear R. Andrew White:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers about the SEPA Stockholder Proposals
       Q. What equity stake will current SEPA Stockholders and SANUWAVE Stockholders hold in the Combined Company..., page 9

   1. We note your response to previous comment 4 and your disclosure on page 24: "As of
                                                        October 26, 2023, the
holders of approximately 95% of the outstanding SANUWAVE
                                                        Warrants and 100% of
the outstanding SANUWAVE Convertible Notes have committed
                                                        to exchange such
SANUWAVE Warrants and SANUWAVE Convertible Notes for an
                                                        aggregate of
1,124,417,498 shares and 280,812,105 shares, respectively, of SANUWAVE
                                                        Common Stock
immediately prior to the Closing of the Business Combination." Please revise to describe any
agreements entered with the holders of the SANUWAVE Warrants and SANUWAVE
Convertible Notes and file them as exhibits.
 R. Andrew White
FirstName LastNameR.
SEP Acquisition Corp. Andrew White
Comapany 28,
November  NameSEP
              2023 Acquisition Corp.
November
Page 2    28, 2023 Page 2
FirstName LastName
2. We note your response to previous comment 5. Revise your disclosure to show how the per share value of the shares owned by non-redeeming shareholders specifically, not all shareholders, is diluted by each potential source of dilution. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including, as examples, the exercises of public and private warrants under each redemption scenario. Please also explain why the enterprise value for the post-combination company does not differ between redemption scenarios.
Risk Factors
Risk Related to SEPA
SANUWAVE's recurring losses from operations and dependency upon future issuances of equity or other financing to fund ongoing operations..., page 66

3. We note your revised disclosure in response to previous comment 14 and reissue the comment in part. Please expand on your disclosure regarding the defaults under the Senior
         Secured Note, Celularity Note and HealthTronics Note to discuss the specific risks resulting from defaulting under these notes. This discussion should include an explanation of the reason for the defaults, whether you have the ability to cure the defaults under the terms of the notes and any plans to regain compliance with the terms of the notes. Please note whether there are any other consequences to being in default under the notes other than accruing default interest. Finally, please note whether the lenders have the ability to accelerate the principal amounts outstanding under the notes during a default and whether you have had any discussions with the lenders regarding the defaults. Proposal 2: The Business Combination Proposal
Background of the Business Combination, page 110

4. We note your response to previous comment 19 and reissue the comment in part. You state that SEPA's bid submitted on June 6, 2023 consisted of a non-binding LOI that was negotiated by the parties over the coming days. Please discuss the terms of the LOI as it was submitted on June 6, 2023 in addition to discussing the terms that were subsequently negotiated.
5. We note your revised disclosure in response to previous comment 20 and reissue the comment. Please expand on this disclosure to note why SANUWAVE
terminated Cohen   s
         engagement as financial advisor, including why SANUWAVE is asserting the termination was for cause and why Cohen is disputing the cause of the termination. Overview of Key Assumptions and Inputs, page 119

6. We note your revised disclosure in response to previous comment 27 and the description of the key operating forecasts added to page 118. Please revise to state the assumptions underlying these forecasts. Additionally, please revise to state the basis for the total estimated combined gross margin of 75% for UltraMIST systems and applicators.
 R. Andrew White
FirstName LastNameR.
SEP Acquisition Corp. Andrew White
Comapany 28,
November  NameSEP
              2023 Acquisition Corp.
November
Page 3    28, 2023 Page 3
FirstName LastName
7. We note your revised disclosure in response to previous comment 28 and reissue the comment in part. Please state whether any companies or transactions meeting
         ValueScope's criteria were excluded from the list of 33 comparable public companies and 35 comparable transactions.
Unaudited Pro Forma Condensed Combined Financial Information
The Merger and Related Transactions, page 156

8. As previously requested in prior comment 33, please expand your disclosures regarding the merger consideration to SANUWAVE security holders to include a description of the shares to be issued to settle SANUWAVE convertible notes. In this regard, we note footnote d only discusses the SANUWAVE convertible notes that are not converting as part of the merger transaction.
9. As previously requested in prior comment 34, please revise your tabular presentation for the ownership of SEPA Common Stock following the Merger to separately present those shares that will be outstanding following the Merger from those shares associated with dilutive instruments (e.g., warrants and options) and the SANUWAVE Convertible
         Promissory Notes payable, Convertible Promissory Notes payable, related parties along with the associated accrued interest that are not converting at closing and will remain outstanding. In this regard, it is unclear why a portion of the total Merger Consideration of
         7,793,000 shares of Class A Common Stock is not allocated to the SANUWAVE
         Convertible Promissory Notes payable, Convertible Promissory Notes payable, related parties along with the associated accrued interest. Finally, address the inconsistency in your disclosures here with the disclosures on pages 24 and 234 that indicate 100% of the outstanding SANUWAVE Convertible Notes have committed to be exchanged in connection with the merger transaction.
Financing Transaction, page 157

10. Please expand your disclosures regarding the PIPE Investment to clarify that SEPA and
         SANUWAVE intend to enter into subscription agreements with investors however you have not obtained any commitments in the PIPE Investment to date, if correct. Also explain the impact if you are unable to obtain any or sufficient subscriptions in the PIPE
         Investment to the transaction.
Note 4. Net Loss per Share, page 168

11. We note the expanded disclosure you provided in response to prior comment 40. Please revise the disclosure for the excluded securities associated with SANUWAVE to disclose the share amounts for the underlying SEPA shares of common stock, as the presentation assumes that the transaction occurred as of January 1, 2022. Also, tell us why you have included the SANUWAVE warrants and options that are converting into SEPA warrants and options at closing in the weighted average shares outstanding of common stock in calculating basic loss per share for each period presented. In this regard, we note the
 R. Andrew White
FirstName LastNameR.
SEP Acquisition Corp. Andrew White
Comapany 28,
November  NameSEP
              2023 Acquisition Corp.
November
Page 4    28, 2023 Page 4
FirstName LastName
         shares associated with these instruments are not included in the excluded securities presentaiton.
Information about SANUWAVE
Our Products and Technologies
PACE Technology for Regenerative Medicine, page 183

12. We note your revised disclosure in response to previous comment 43 that "[c]ompleted clinical trials using SANUWAVE products include studies of the effects of shockwaves on the following conditions: plantar fasciitis, lateral epicondylitis, 5th metatarsal bone fracture, delayed union/non-union conditions of long bones, diabetic foot ulcers, oxygen saturation, burns, venous leg ulcers, pressure ulcers, and ischemia." Please expand on this statement to fully describe the clinical studies you have conducted to date.
Manufacturing and Suppliers, page 185

13.      We note your response to previous comment 47 that "SANUWAVE maintains
and
         continuously develops new relationships with an active network of third-party manufacturers and suppliers, in addition to its current manufacturers and suppliers.
         Therefore, SANUWAVE believes that alternative manufacturers and suppliers offering similar components are available on an as-needed basis and could be engaged in a reasonable period of time." Your risk factor disclosure on page 70 states that "[m]any of
         SANUWAVE   s product component materials are only produced by a single supplier for
         such product component, and the loss of any of these suppliers could result in a disruption
         in SANUWAVE   s production. If this were to occur, it may be difficult
to arrange a
         replacement supplier because certain of these materials may only be available from one or a limited number of sources" and that "[e]stablishing additional or replacement suppliers for these materials may take a substantial period of time, as certain of these suppliers must be approved by regulatory authorities." Please reconcile these statements.
Intellectual Property
Patents, page 188

14. We note your response to previous comment 46 and your disclosure that "[i]n August
         2020, we entered into an asset purchase agreement with Celularity Inc.
(   Celularity   ),
         pursuant to which we acquired all of Celularity   s assets related to
the MIST Therapy
         System and UltraMIST System, including all intellectual property and trademarks related to MIST and UltraMIST." Please expand on this disclosure to also discuss the License and
         Marketing Agreement entered into with Celularity on August 6, 2020 and to describe the material terms of this agreement. Your disclosure should clarify what intellectual property rights were acquired outright under the Asset Purchase Agreement and what rights are being licensed under the License and Marketing Agreement. In light of the May
         2021 notification alleging non-compliance with the license agreement with Celularity, please also clarify the allegations of non-compliance, if the assets covered by the license
 R. Andrew White
SEP Acquisition Corp.
November 28, 2023
Page 5
      agreement are material to your business and how your business could be impacted by any such non-compliance.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SANUWAVE
Results of Operations, page 198

15. We note the expanded disclosures you provided in response to prior comment 50 for your interim period. We further note that revenues are comprised of the sale of consumables and parts and also systems. Please expand your analysis of revenues for each comparative period presented to discuss any changes in volume and pricing for each of your products and to also quantify the extent to which these changes in volume and pricing had on revenues recognized. Refer to Item 303(b)(2)(iii) of Regulation S-K and Sections 501.04
      and 501.12 of the Financial Reporting Codification for guidance.
SEP Acquisition Corp.
Note 2. Summary of Significant Accounting Policies
Net Income (Loss) Per Common Share, page F-36

16. Please note that we are continuing to consider your response to prior comment 53 and may have further comment.
Exhibits and Financial Statement Schedules, page II-2

17. Exhibit 10.42 to the Registration Statement appears to be a description of the agreement filed in a Current Report on Form 8-K rather than a copy of the underlying agreement.
      Please revise the hyperlink to include a copy of the agreement being filed.
18. We note your response to previous comment 16. Please revise to file the amendment to the Agreement for Purchase and Sale, Limited Exclusive Distribution and Royalties, and
      Servicing and Repairs filed as Exhibit 10.33 and describe this agreement and the amendment in the Information about SANUWAVE section.
       Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                           Sincerely,

FirstName LastNameR. Andrew White                          Division of
Corporation Finance
Comapany NameSEP Acquisition Corp.                         Office of Industrial
Applications and
November 28, 2023 Page 5                                   Services
cc:
FirstName Tonya Mitchem Grindon, Esq.
          LastName